Exhibit 21.1

List of Subsidiaries

Subsidiary	BioTime Ownership	Country
Ascendance Biotechnology, Inc.	46.1%(1)	USA
Asterias Biotherapeutics, Inc. (NYSE MKT: AST)	5.1%	USA
BioTime Asia, Limited	81%	Hong Kong
Cell Cure Neurosciences Ltd.	62.5%(2)	Israel
ES Cell International Pte Ltd	100%	Singapore
LifeMap Sciences, Inc.	77.9%	USA
LifeMap Sciences, Ltd.	(3)	Israel
LifeMap Solutions, Inc.	(3)	USA
OncoCyte Corporation (NYSE MKT: OCX)	57.7%	USA
OrthoCyte Corporation	100%	USA
ReCyte Therapeutics, Inc.	94.8%	USA

(1)	Includes shares owned by BioTime, ESI and ReCyte.
(2)	Includes shares owned by BioTime and ESI.
(3)	LifeMap Sciences, Ltd. and LifeMap Solutions, Inc. are wholly-owned subsidiaries of LifeMap Sciences, Inc.